Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 3, 2014

Registration No.: 333-194209

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD. ANNOUNCES

COMMENCEMENT OF RIGHTS OFFERING

Hamilton, Bermuda, April 3, 2014 - Central European Media Enterprises Ltd. (“CME”) (NASDAQ/Prague Stock Exchange: CETV) announced today the commencement of the subscription period (the “Subscription Period”) for its previously-announced fully-backstopped $341.8 million rights offering (the “Rights Offering”).  The Subscription Period commences today, April 3, 2014 and will end at 5:00 p.m., New York City time, on April 25, 2014, unless the Subscription Period is extended by CME.  Under the terms of the Rights Offering, CME will distribute one (1) right (each, a “Right”) for every 62.0102 outstanding shares of its Class A Common Stock and every 62.0102 shares of Class A Common Stock issuable upon conversion of its outstanding share of Series A Convertible Preferred Stock (“Series A Preferred Stock”) and/or its outstanding shares of Series B Convertible Redeemable Preferred Stock (“Series B Preferred Stock”) (calculated as of December 25, 2013).  As previously announced, CME fixed 5:00 p.m., New York City time, on March 21, 2014 as the record date for determining the holders of shares of Class A Common Stock, Series A Preferred Stock and Series B Preferred Stock.  Each Right will entitle the holder thereof to purchase, at the holder’s election and subject to the satisfaction of a minimum subscription amount, at the subscription price of one hundred dollars ($100.00), one (1) unit (each, a “Unit”), consisting of (a) a 15.0% Senior Secured Note due 2017 in the original principal amount of $100.00 and (b) 21 unit warrants (each, a “Unit Warrant”), with each Unit Warrant entitling the holder thereof to purchase one share of CME’s Class A Common Stock at an exercise price of $1.00 per share.

A registration statement with respect to the Rights, the Units to be issued upon exercise of the Rights and the notes and Unit Warrants underlying the Units, and shares of Class A Common Stock issuable upon exercise of the Unit Warrants has been declared effective by the Securities and Exchange Commission (the “SEC”).  Before you participate in the Rights Offering, you should read the prospectus in that registration statement and other documents CME has filed with the SEC for more complete information about CME and the Rights Offering.  You may get these documents for free by visiting the SEC’s website at www.sec.gov.  The amended registration statement (which includes a copy of the most recent prospectus) can be accessed on CME’s website at http://www.cetv-net.com/en/investors/sec-filings.php?t=o.  The Rights Offering may be made only by means of a prospectus, copies of which may be obtained from the subscription and information agent, Broadridge Corporate Issuer Solutions, Inc. at +1 (855) 793-5068 (toll-free).  Before participating in the Rights Offering, shareholders in the Czech Republic should read the prospectus approved by a decision of the Czech National Bank on March 26, 2014, Ref. 2014/3129/570, Sp. zn. Sp/2014/11/ for more complete information about CME and the Rights Offering.  This Press Release does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, and there shall not be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

J.P. Morgan is acting as dealer manager in connection with holders’ exercise of the Rights in exchange for the Units in the United States of America and certain other jurisdictions other than the Czech Republic.  As disclosed in the prospectus, J.P. Morgan will receive up to $1,750,000 in fees for acting as dealer manager.  CME will also reimburse J.P. Morgan for fees and expenses of its legal counsel incurred in connection with its role as dealer manager in an amount up to $600,000.  In addition, CME will pay J.P. Morgan a financial advisory fee of up to $1,500,000 and reimburse them for up to $50,000 for fees and expenses incurred in connection with the provision of certain structuring advice.

About CME

CME is a media and entertainment company operating leading businesses in six Central and Eastern European markets with an aggregate population of approximately 50 million people.  CME broadcasts television channels in Bulgaria (bTV, bTV Cinema, bTV

Comedy, bTV Action, bTV Lady, bTV Lady+1, Ring.bg and Ring.bg+1), Croatia (Nova TV, Doma, Nova World and Mini TV), the Czech Republic (TV Nova, Nova Cinema, Nova Sport, Fanda, Smichov and Telka), Romania (PRO TV, PRO TV International, Acasa, Acasa Gold, PRO Cinema, Sport.ro, MTV Romania, PRO TV Chisinau and Acasa in Moldova), the Slovak Republic (TV Markíza, Doma and Dajto), and Slovenia (POP TV, Kanal A, Brio, Oto and Kino).  CME is traded on the NASDAQ Global Select Market and the Prague Stock Exchange under the ticker symbol “CETV”.

For further information, please contact:

Mark Kobal

Head of Investor Relations

Central European Media Enterprises

Krizeneckeho nam. 1078/5

152 00 Praha 5

Czech Republic

+420 242 465 576

mark.kobal@cme.net